SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March, 2003

KOREA ELECTRIC POWER CORPORATION
(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SLIDE PRESENTATION
SIGNATURES

Korea Electric Power Corporation will make presentation to the investors at an investor conference in Hong Kong on March 25, 2003, and attached is the material to be used for that purpose.

Enclosed;

Korea Electric Power Corporation March 2003

Agenda KEPCO Overview Industry Restructuring Financial Review Investment Highlights 2

KEPCO Overview

Korea's Leading Company Assets KRW70.7 trillion (US$58.9 billion) Revenues KRW21.1 trillion (US$17.6 billion) Generating Capacity 49,561 MW Market Capitalization KRW11.7 trillion (US$9.7 billion) 92% Generation 100% Transmission Distribution 100% * Asset, Revenue: KEPCO+Gencos, unaudited, as of Dec 31, 2002 (KRW/US$ = 1,200.40 ). * Capacity, market capitalization, as of Dec 31, 2002 4

Capital Structure SH's Equity 60.8% Debt 39.2% Capital Structure Local Currency vs. FX Debt US Dollar 68.8% Japanese Yen 29.1% Others 2.1% FX Debt Currency Mix Local Currency Debt 65% FX Debt 35% 5 * KEPCO+Gencos, unaudited, as of Dec.31. 2002 (KRW/US$ = 1,200.40 ). KRW 14.8 tril. KRW 7.9 tril. KRW 22.7 tril. = + USD 4.6 bil. USD 2.0 bil. USD 6.6 bil. = + Avg. Debt Cost: 6.14% Avg. Debt Cost: 4.5%

Strong Demand(1) GDP Growth Demand Growth Demand Growth & GDP Change in Customer Mix 6 * Actual results may be different from the projected. 16.4% 19.4% 58.9% 5.3% 1999 2002 Residential Commercial Industrial Other 21.0% 20.6% 54.3% 4.1% 8.8% 3.0% 6.2% 7.6% 8.0% 10.7% 5.0% 6.8% (6.7%) 11.8% 10.0% 11.8% (3.6%) 10.7% 0% 5% 10% 15% 1996 1997 1998 1999 2000 2001 2002 2003(F) 7.5% 5.0%

Strong Demand(2) 11.8 9.1 6.4 8.0 11.0 8.5 6.6 8.3 0% 5% 10% Residential Commercial Industrial Total Volume Revenue* Semiconductor(13%), shipbuilding(12%) & auto (12%, yoy) led the growth. World cup and Thanksgiving slashed the growth in June and Sep., respectively. Excluding the Electricity basis fund, revenue increased by 3.5% yoy. 2002 vs 2001 7 Monthly Volume Growth 7.8% 9.0% 9.0% 7.1% 5.3% 3.1% 5.6% Mar Apr May June July Aug Sep Oct Nov Dec Jan Feb 9.0% 11.8% 8.2% 8.5% 10.4% * Electricity basis fund is inclusive in the revenue

Growth Forecast 8 Tariff; Recent Miss and a Potential Hike 5.9% 6.5% 5.3% 4.0% 0.0% 0.0% 0% 5% 10% 1997 1998 1999 2000 2001 2002 ?% 2003 Strong Demand Growth Forecast 2003 : 7.5% 2004~2005 : 6.6% 2006~2010 : 4.2% The forecast assumes GDP to grow by 5.0% in 2003, and at an annual average of 5.1% from 2004 through 2010. Forecast value for 2004 onward is the midpoint of the reference demand and high demand Actual results may be different from the projected.

Cost Control Efficient Fuel Mix: Generation by Fuel Type Pool Price by Fuel Source Nuclear Coal LNG Oil 39.92 41.55 144.66 77.52Won/kWh 2001 2002 Change in Debt* Currency Mix 9 * Interesting Bearing Debt : KEPCO + GENCOs Won 40% 58% 62% USD 55% 29% 27% JPY 1% 12% 11% EUR 4% 1% 0.4% 1997 2000 2001 2002 22.8 26.4 27.9 22.7 65% 24% 10% 1% Oil & LNG 32% (1997) 18% (2002) Coal 32% (1997) 41% (2002) Nuclear 36% (1997) 41% (2002) Debt in trillion Won 39.95 42.36 107.99 68.98

Industry Restructuring

Improve system efficiency through competition Achieve long-term stability of electricity supply Increase customer satisfaction by expansion of consumer choice Objectives and Benefits 11 Retain transmission business with stable profitability and returns Reduce its outstanding debts through planned asset sales and low investment requirements Enhance transparency of the tariff setting process Objectives Benefits

KEPCO KOREA ELECTRIC POWER CORPORATION

Restructuring Time Table


Generation
Transmission
Distribution
N G G G G G
KPX
Transmission
Distribution
N G G G G G
KPX
Transmission
D D D D D D

Phase I
Preparation

Phase II
Generation Competition

Phase III
Wholesale Competition

Phase IV
Retail Competition

1/1999 – Announcement of Industry Restructuring Plan

12/2000 – Passage of Restructuring Bills

4/2001 – GENCOs & KPX, Setup; Introducing Cost Based Electricity Pool System

2002

2003 – GENCOs' Privatization Started

2004 – Establishing Distribution Companies (DISCOs); Introducing Price-Based Two-Way Bidding System

2009 – Full competition

12

Operation of Power Pool Mar Apr May June July Aug Sep Oct Nov Dec Jan Feb Monthly BLMP & SMP The Formula Base Load Generator Peak Load Generator Marginal Variable Cost Marginal Fixed Cost BLMP=determined at the pool 21.5Won/ kwh SMP = determined at the pool 7.17Won/ kwh Minor Adjustment + + SMP BLMP 2002 Double SMP 13 50.68 46.87 48.36 39.49 40.40 36.40 41.14 46.45 53.99 54.27 55.58 55.16 18.86 18.82 18.77 18.09 18.11 17.46 17.84 18.57 18.95 18.78 18.63 18.70 2003 Base Load Peak Load Nuclear, Coal LNG, Oil, Hydro BL(S)MP SMP Won/ kwh

Restructuring Will Cut Capex 14 Transmission Nuclear Thermal 1.6 2.0 2.5 2.2 2.8 1.8 2.5 2.1 2. 0 2.6 2.8 3.7 1.9 1.9 2.0 1.8 1.9 2.0 2.1 2.3 2.4 2.6 1.7 1.7 0 2 4 6 8 10 12 2002E 2003F 2004F 2005F 2006F 2007F KRW (in trillion) 7.6 8.1 8.5 9.0 9.7 9.9 Going away Distribution

Genco Sales Korea South East Corporation("KOSEPCO") is chosen to be sold first. 4 bidders have completed Due Diligence. Current Players Timing & Method A minimum of 34% stake in KOSEPCO plus management control is being offered. Final bids from 4 bidders are to be submitted on Apr.1, 2003. The preferred bidder will be selected by the end of Apr. Sale of remaining stake will be discussed later. Getting Consent from Creditors Getting the consent from both domestic and foreign creditors is a prerequisite. Yankee, Euro and domestic creditor agreed to give consent upon KDB guarantee. 15

Why KOSEPCO? Highest Profitability among Gencos Proximity to Load Center & Higher Base Load Capacity KHNP KOSEPCO KOMIPO KOWEPCO KOSPO KEWESPO Base Load (MW) 15,716 3,565 3,400 3,066 3,000 2,900 Peak Load (MW) 534 2,000 3,593 4,280 2,765 4,600 KWh sold/ KWh bid 99.5% 75.4% 59.2% 66.6% 80.9% 60.3% 16 2002 KHNP KOSEPCO KOMIPO KOWEPCO KOSPO KEWESPO 2002 in billion Won Asset 19,953 2,941 2,883 3,182 3,642 4,333 Net Asset 10,578 1,679 1,781 1,773 1,954 2,373 Liability/ Equity 89% 75% 62% 79% 86% 83% Net Income 821 306 321 229 147 74 Operating Margin 25% 30% 29% 20% 14% 10% ROE 8.0% 19.9% 19.7% 13.7% 7.8% 3.2% * KEPCO + Gencos, unaudited

Sale of Non-Core Assets 17 *Book value : As of Dec 31, 2002 Assets Sold Book Value Ownership Proceeds Sales-to-book Multiple (Unit: KRW bn) 1999 Hanaro Tel. 86 5.3% 241 2.8x Onse Tel. 9 4.1% 23 2.6x 2000 Thrunet 15 9.2% 250 16.5x Shinsegi Tel. 19 2.4% 64 3.4x Anyang/Bucheon P. 155 - 542 3.5x Powercomm 79 10.5% 503 6.4x Doosan Heavy 47 11.5% 60 1.3x 2001 Doosan Heavy 117 29.0% 267 2.3x 2002 Powercomm 378 45.5% 819 2.2x 2003 KEPID 21 51.0% 71 3.4x Assets Sold Book Value* Ownership Proceeds Sales-to-book Multiple Onwards KPS 239 100.0% - - KEPID 20 49.0% - - KDHC 148 26.1% - - KOGAS 691 24.5% - - KOPEC 52 97.9% - - Powercomm 359 44.0% - - (Unit: KRW bn) Completed To be Completed

Financial Review

Based on consolidated financial statements 2002 numbers (including % D ): KEPCO+Gencos, unaudited (Unit : KRW bn) 1998% 1999 % D 2000 % D 2001 % D 2002 KWh sold(GWh) 193,470 10.7% 214,215 11. 8% 239,535 7.6% 257,731 8.0% 278,451 Revenue* 14,228 10.7% 15,751 18.8% 18,708 8.1% 20 , 225 6.3% 21,127 EBITDA 6,389 20.0% 7 , 664 14.8% 8 , 800 4.8% 9,226 N/A N/A Operating Income 2 , 332 10.3% 2 , 571 34.9% 3 , 470 15.0% 3 , 989 30.8% 4,786 Total interest Expense 2 , 386 - 6.1% 2 , 240 4.3% 2 , 337 -13.7% 2 , 017 -18.9% 1,567 Interest Bearing Debt 23 , 812 5.0% 25 , 003 5.5% 26 , 372 5.8% 27 , 902 - 18.5% 22,738 Net income 1 , 220 21.1% 1 , 477 0.4% 1 , 483 10.3% 1 , 635 72.1% 3,060 Improved Financial Status D 19 * The revenue in 2002 is exclusive of "Electricity Basis Fund"

Financial Review Operating Margin Debt to Equity ratio Average Debt Cost Return on Rate Base 16.4% 16.3% 18.5% 19.7% 1998 1999 2000 2001 2002 22.7% 127.2% 82.3% 84.1% 1998 1999 2000 2001 10.1% 8.7% 8.2% 6.3% 1998 1999 2000 2001 2002 6.1% 5.0% 4.6% 5.0% 1998 1999 2000 2001 20 Based on consolidated financial statements 2002 numbers:KEPCO+Gencos, unaudited 2002 5.4% 2002 4.9% 82.4% 64.5%

Investment Highlights

Investment Highlights Dominant player in the ever-growing electricity industry Industry restructuring enhances transparency in tariff system Rationalizing operations and focusing on core business Improving financial status with the sale of Gencos & non-core assets 22

Korea Electric Power Corporation This material has been prepared by Korea Electric Power Corporation for the information of investors of the company. This is not intended as an offer or solicitation for the purchase or sale of any financial instrument or securities. While reasonable care bas been taken to ensure that the information contained herein is not untrue or misleading at the time of preparation, the company makes no representation as to its accuracy or completeness. Any projections or estimates may be different from actual results. March 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION

	By:	/s/ Chung, Soo Eun Name: Chung, Soo Eun Title: Chief Financial Officer

Date : March 24, 2003